UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2009

Commission File Number 001-31586

Minefinders Corporation Ltd.

(Translation of registrant's name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD. (Registrant)
Date September 14, 2009
By: /s/ Mark H. Bailey Name: Mark H. Bailey Title: President and Chief Executive Officer

MINEFINDERS CORPORATION LTD. TSX : MFL NYSE AMEX : MFN	Suite 2288-1177 West Hastings St. Vancouver, BC V6E 2K3 Tel. (604) 687-6263 Fax (604) 687-6267 www.minefinders.com

NEWS RELEASE

MINEFINDERS REPORTS FIRST NI 43-101 COMPLIANT RESOURCE FOR ITS LA BOLSA PROPERTY

Vancouver, British Columbia – September 14, 2009 - Minefinders Corporation Ltd. is pleased to report the first NI 43-101 compliant resource estimation for its 100 percent owned La Bolsa property located in northern Sonora, Mexico.  At a nominal 0.25 grams per tonne (“gpt”)  gold cutoff, the measured and indicated resource estimate includes 15.9 million tonnes grading 0.706 gpt gold and 9.4 gpt silver  totaling 360,000 ounces of gold and 4.8 million ounces of silver.  An additional 47,000 ounces of gold with 480,000 ounces of silver at the same cutoff are classified as inferred resources.

“This NI 43-101 compliant resource is an important step in advancing the La Bolsa property to a construction decision,” commented Mark Bailey, President and Chief Executive Officer. “La Bolsa has the potential to be the Company’s second low cost mine and, concurrent with the in process pre-feasibility study on the construction of a mine at La Bolsa, we are continuing the ongoing drill program to further expand the resource.”

The resource estimate at varying cutoff grades is provided in Table 1 below:

La Bolsa Measured and Indicated Resources
Cutoff	Tonnes	Gold		Silver
gpt Au	T x 1000	Grade (gpt)	Ounces	Grade (gpt)	Ounces
0.200	17,660	0.658	373,497	8.9	5,040,873
0.250	15,896	0.706	360,722	9.4	4,824,472
0.300	14,034	0.763	344,247	10.1	4,564,973
0.400	10,298	0.913	302,426	11.9	3,942,392
0.500	7,641	1.076	264,294	13.9	3,405,859
1.000	2,547	1.846	151,121	23.7	1,939,460

La Bolsa Inferred Resources
Cutoff	Tonnes	Gold		Silver
gpt Au	T x 1000	Grade (gpt)	Ounces	Grade (gpt)	Ounces
0.200	4,091	0.427	56,105	4.2	557,892
0.250	2,843	0.519	47,436	5.3	480,029
0.300	2,051	0.614	40,475	6.0	393,490
0.400	1,052	0.861	29,126	8.6	291,883
0.500	456	1.400	20,543	15.3	224,707
1.000	138	3.117	13,848	37.0	164,560

The resource estimation is based on the results from 165 drill holes (81 reverse-circulation holes and 84 core holes) completed within the property. The Company is continuing to drill on the property with both a core drill rig and a reverse-circulation drill rig in order to continue to define the overall extent and geometry of the La Bolsa mineralized zone.  The resource estimation was prepared by the Company using Gemcom Gems software. The estimation procedures, database and results have been independently reviewed and audited by David Linebarger a “qualified person” with Sacrison Engineering of Elko, Nevada.  A NI 43-101 compliant technical report will be filed by the Company within 45 days.

The gold mineralization occurs within a shallowly dipping continuously mineralized oxidized blanket that is subparallel to topography and approximately 1,000 meters (3,300 feet) in length and up to 800 meters (2,600 feet) in width with thicknesses that range from 10 to 50 meters (30 to 165 feet). Recent drilling at La Bolsa continues to extend that zone and this mineralization remains open both down-dip and along strike.

A pre-feasibility study of the economic viability of a mine at the La Bolsa property is in process with results expected to be reported by the end of this year. This updated resource and results from the current La Bolsa drill program will be used as the basis for construction of the reserve block model to be used in the study. The shallow dip of the majority of mineralization in close proximity to the surface and favorable metallurgical characteristics (see news release dated May 21, 2009) suggest a mine plan that will incorporate low-cost open-pit mining in combination with simple heap-leach recovery of gold and silver.

Quality Control and Assurance

All analyses reported are fire assay analyses for gold and multi-acid digestion with AA analyses or fire assay analyses for silver, and completed by either Chemex Labs of Vancouver, Canada, or Inspectorate Labs of Sparks, Nevada.   Samples from these intervals were comprised of either HQ or NQ core or reverse-circulation cuttings.  All samples were representatively split prior to analysis and transported by the labs to sample preparatory facilities in Hermosillo, Mexico (Chemex) or Durango, Mexico (Inspectorate).

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David Linebarger of Sacrison Engineering of Elko, Nevada is the “qualified person” whom has reviewed the database, estimation parameters, block model, and final tabulation for the La Bolsa Resource. Mark Bailey MSc., P.Geo. is the “qualified person” with overall responsibility for the La Bolsa Project and is responsible for the contents of this news release.

About Minefinders

Minefinders is a precious metals mining and exploration company and operates the multi-million ounce Dolores gold and silver mine in Mexico. The Company continues its exploration efforts on other prospective projects in Mexico to build a quality pipeline of precious metals projects for future growth.

Investor contact:
Mike Wills
Minefinders Corporation Ltd.
(604) 687-6263
mike@minefinders.com
www.minefinders.com

This release contains certain "forward-looking statements" and "forward-looking information" as defined under applicable Canadian and U.S. securities laws. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "continue" or similar terminology. Forward-looking statements are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Certain of the statements made herein by Minefinders are forward-looking and subject to important risk factors and uncertainties, both known and unknown, many of which are beyond the Company’s ability to control or predict. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Those factors are described or referred to under the heading "Risk Factors" of Minefinders' Annual Information Form for the year ended December 31, 2008 and under the heading "Risks and Uncertainties" of Minefinders' Management’s Discussion and Analysis for the year ended December 31, 2008 and quarter ended June 30, 2009, all of which are incorporated by reference herein and are available on SEDAR at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.

Cautionary Note to U.S. Investors: The SEC permits mining companies to disclose only those mineral deposits that can be extracted or produced economically in their filings with the SEC. This news release uses the term “inferred resource” that the SEC guidelines prohibit from inclusion in filings with the SEC.

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